Exhibit 99.1

Subject: Virtual Annual Meeting, April 21, 2020, 1:30 p.m.	Objet : Assemblée annuelle virtuelle, 21 avril 2020, 13 h 30

March 9, 2020	Le 9 mars 2020

Dear Valued Shareholder,	Cher actionnaire,

Given the ongoing Coronavirus (COVID-19) situation, in addition to the many steps we are taking company-wide to protect our employees, our customers and our partners, out of an abundance of caution we have elected to hold a virtual annual meeting this year. Instructions on how to access the meeting will be provided on our website in the Investors / Presentations & Reports section and by press release as the meeting date nears. During the meeting, you will be able to submit questions online. Please make sure that you vote prior to the meeting - you can do so by returning your proxy form or voting instruction form, voting online or using the toll-free telephone number set out on the proxy or voting instruction form.	Compte tenu de la situation actuelle du coronavirus (COVID-19), en plus des nombreuses mesures que nous mettons en place à l’échelle de l’entreprise pour protéger nos employés, nos clients et nos partenaires, nous avons choisi cette année de tenir une assemblée annuelle virtuelle, par mesure de précaution. Vous trouverez des instructions sur la façon d’accéder à l’assemblée dans la section des présentations et rapports destinés aux investisseurs de notre site Web et par communiqué de presse à l’approche de la date de l’assemblée. Il sera possible de soumettre vos questions en ligne pendant l’assemblée. Assurez-vous de voter avant l’assemblée. Vous pouvez le faire en soumettant votre formulaire de procuration ou formulaire d’instructions de vote, en votant en ligne ou en composant le numéro sans frais qui figure sur le formulaire de procuration ou d’instructions de vote.

For those who need to attend in person, the meeting will be held at the offices of Fasken Martineau DuMoulin LLP, 800 rue du Square-Victoria, Suite 3500, Montréal, Québec H4Z 1E9.	Pour ceux qui doivent y assister en personne, l’assemblée aura lieu dans les bureaux de Fasken Martineau DuMoulin S.E.N.C.R.L., s.r.l. : 800, rue du Square-Victoria, bureau 3500, Montréal (Québec) H4Z 1E9.

I will miss seeing so many of you in Toronto this April but thank you for your ongoing support of TFI International. I look forward to speaking with you again soon.	Il sera triste de ne pas vous voir en grand nombre à Toronto en avril mais je tiens à vous remercier pour votre soutien continu envers TFI International. À très bientôt.

Best regards,	Cordialement,

Alain Bédard, FCPA, FCA Chairman of the Board, President and CEO	Alain Bédard, FCPA, FCA Président du conseil, président et chef de la direction

96 Disco Road, Etobicoke, Ontario M9W 0A3
Tel : (647) 729-4079
abedard@tfiintl.com